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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                             NAI TECHNOLOGIES, INC.
                                (Name of Issuer)

                          Common Stock, $.10 par value
                         (Title of Class of Securities)

                                   62872H 10 7
                                 (CUSIP Number)

                                Charles S. Holmes
                                  P.O. Box 2850
                              Southampton, NY 11969
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 28, 1997
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box | | .

Check the following box if a fee is being paid with this statement | | .

                        (Continued on following page(s))

                                Page 1 of 7 Pages

                         Exhibit Index Appears on Page 6



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CUSIP No.  62872H 10 7                                         Page 2 of 7 Pages

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Charles S. Holmes

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2        CHECK THE APPROPRIATE BOX IF A MEMBER                           (a) | |
         OF A GROUP                                                      (b) | |

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3        SEC USE ONLY

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4        SOURCE OF FUNDS                                                    n/a

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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                        | |
         IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

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6        CITIZENSHIP OR PLACE OF ORGANIZATION                             U.S.A.

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   NUMBER                  7        SOLE VOTING POWER        3,000,000(1) shares
     OF                    _____________________________________________________
   SHARES
BENEFICIALLY               8        SHARED VOTING POWER
    OWNED                  _____________________________________________________
     BY
    EACH                   9        SOLE DISPOSITIVE POWER   3,000,000(1) shares
  REPORTING                _____________________________________________________
   PERSON
    WITH                   10       SHARED DISPOSITIVE POWER
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON                                              3,212,000(1) shares

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12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES   |X|
         CERTAIN SHARES                                          5,000(1) shares

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)            29.04%(1)
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14       TYPE OF REPORTING PERSON                                      IN

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(1) See Item 5 hereof.



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Item 1.  Security and Issuer.

                  This Statement on Schedule 13D relates to shares of Common Stock, par value $.10 per share (the "Common Stock"), of NAI Technologies, Inc., a New York corporation (the "Company"), whose principal executive offices are located at 282 New York Avenue, Huntington, New York 11743.

Item 2.  Identity and Background.

                  (a)-(c) This Statement is filed by Charles S. Holmes, the President and sole stockholder of Asset Management Associates of New York, Inc., a New York-based firm specializing in acquisitions of manufacturing businesses, whose executive office is located at P.O. Box 2850, Southampton, New York 11969.

                  (d)-(f) During the five years prior to the date hereof, Mr. Holmes has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Holmes is a United States citizen.

Item 3.           Source and Amount of Funds or Other Consideration.

                  In addition to the purchases by Diane Holmes discussed in Item 3 of the amendment dated December 10, 1996 ("Amendment No. 2") to the Statement on Schedule 13D dated February 15, 1996 (the "Schedule 13D"), as amended by the Statement on Schedule 13D dated May 9, 1996, Diane Holmes has expended approximately $373,895 in cash for the purchase of (i) warrants (the "Warrants") to purchase 5000 shares of Common Stock of the Company on or before February 15, 2002 at an exercise price of $2.50 per share, subject to adjustment in certain events, at a purchase price of $1.75 per Warrant, on December 26, 1996 (ii) 5,000 shares of Common Stock of the Company, at a purchase price of $3.51 per share, on January 6, 1997, (iii) 15,000 shares of Common Stock of the Company, at a purchase price of $3.94 per share, on January 7, 1997, (iv) 10,000 shares of Common Stock of the Company, at a purchase price of $3.9575 per share, on January 7, 1997, (v) Warrants to purchase 20,000 shares of Common Stock of the Company, at a purchase price of $1.76 per Warrant, on January 7, 1997, (vi) 10,000 shares of Common Stock of the Company, at a purchase price of $3.9575 per share, on January 8, 1997, (vii) 10,000 shares of Common Stock of the Company, at a purchase price of $3.875 per share, on January 9, 1997, (viii) Warrants to purchase 7,000 shares of Common Stock of the Company,

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at a purchase price of $2.385 per Warrant, on February 26, 1997, (ix) Warrants
to purchase 5,000 shares of Common Stock of the Company, at a purchase price of $2.51 per Warrant, on February 27, 1997, and (x) 25,000 shares of Common Stock of the Company, at a purchase price of $4.25 per share, on February 28, 1997 (each of the shares of Common Stock and Warrants purchased are collectively referred to as the "New Securities"). No funds were used by Mr. Holmes for the purchase of the New Securities acquired by Ms. Holmes.

Item 4.  Purpose of the Transaction.

                  Ms. Holmes purchased the New Securities for investment purposes.

                  Reference is hereby made to Item 6 hereof for a description of certain contracts, arrangements, understandings and relationships relating to the Company's securities.

                  Although Mr. Holmes has not formulated any definitive plans not set forth herein, he may from time to time continue to acquire, or to dispose of, the warrants to purchase Common Stock, Common Stock and/or other securities of the Company if and when he deems it appropriate. He may formulate other purposes, plans or proposals relating to any of such securities of the Company to the extent he deems it advisable in light of market conditions, investment policies and other factors.

                  Except as indicated in this Schedule 13D, Mr. Holmes currently has no specific plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

                  (a) As of March 3, 1996, the Company had a total of 9,024,937 shares of Common Stock issued and outstanding. Mr. Holmes is the "beneficial owner", as such term is defined in the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or the rules and regulations thereunder, of (i) 1,000,000 shares of Common Stock of the Company (referred to elsewhere herein as the "Shares"), constituting 11.08% of the Company's total outstanding shares of Common Stock and (ii) as hereinafter described, 2,212,000 additional shares of Common Stock, which combined with the Shares constitute 29.04% of the Company's total outstanding shares of Common Stock, as determined in accordance with Rule 13d-3 of the Exchange Act.

                  In connection with the Company's Private Placement discussed in Item 6 of the Schedule 13D, Mr. Holmes purchased the 12% Convertible Subordinated Promissory Note due 2001 of the

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Company in the aggregate unpaid principal amount of $2,000,000 Note (the
"Notes") and Warrants to purchase 500,000 shares of Common Stock of the Company (the "Holmes Warrants"). Mr. Holmes exercised his rights to convert the Note into 1,000,000 shares (the "Shares") of Common Stock of the Company. In addition, the Company granted to Mr. Holmes additional warrants to purchase 1,200,000 shares of Common Stock of the Company on or before February 15, 2002 at an exercise price of $2.50 per share, subject to adjustment in certain events, for past advisory services in connection with the Private Placement and the engagement of Commonwealth Associates as the Company's placement agent (the "Additional Warrants"). The Company also granted to Mr. Holmes warrants to purchase 300,000 shares of Common Stock of the Company on or before February 15, 2002 at an exercise price of $3.00 per share, subject to adjustment in certain events (the "New Warrants"), in connection with the conversion of the Note into the Shares. The Holmes Warrants, Additional Warrants and New Warrants are sometimes collectively referred to as the "Investment Warrants."

                  As discussed in Item 3 of Amendment No. 2, on August 7, 1996, Mr. Holmes was reelected as a director of the Company and was granted options (the "Stock Options") to purchase 5,000 shares of Common Stock of the Company at a price of $3.44 per share, exercisable on August 7, 1997, pursuant to the 1993 Stock Option Plan for Directors, as amended.

                  As a result of the ownership by Mr. Holmes of the Investment Warrants and the New Securities, Mr. Holmes currently may be deemed to own beneficially 2,212,000 additional shares of Common Stock.

                  It should be noted that, as a result of certain provisions in the Investment Warrants, the number of shares of Common Stock which Mr. Holmes may be entitled to receive upon exercise of the Investment Warrants is subject to change.

                  Except as set forth in Item 5(a), Mr. Holmes does not own any shares of Common Stock of the Company and is not the "beneficial owner" of any such shares, as such term is defined in the Exchange Act or the rules and regulations thereunder.

                  (b) Mr. Holmes possesses the sole power to vote and dispose of, and to direct the voting and disposition of, the Shares as a result of the conversion of the Note into the Shares.

                  Except as set forth in the immediately preceding paragraph, Mr. Holmes does not possess the power to vote or dispose of any shares of Common Stock of the Company unless the Investment Warrants are exercised for shares of Common Stock of the Company, which Mr. Holmes has no current intention of doing.

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Only in the event of such exercise may Mr. Holmes be deemed to have the sole power to vote and dispose of, and to direct the voting and disposition of, the shares of Common Stock referenced above. Mr. Holmes does not possess the power to vote or dispose of any of the New Securities.

                  (c) Except as set forth herein, Mr. Holmes does not beneficially own any shares of Common Stock of the Company and has not engaged in any transaction in any such shares during the sixty day period immediately preceding the date hereof.

                  (d) & (e)  Inapplicable.

Item 6.           Contracts, Arrangements, Understandings or
                  Relationships with Respect to Securities of the Issuer.

                  Except as described herein, and as discussed in the Schedule 13D, as amended, Mr. Holmes has no other contracts, arrangements, understandings or relationships with any persons with respect to any securities of the Company. Mr. Holmes reserves the right to enter into any such contracts, arrangements, understandings or relationships in the future.

Item 7.  Material to be Filed as Exhibits.

                  None.

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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 5, 1997
                                            /s/ Charles S. Holmes
                                            -----------------------------
                                            Charles S. Holmes

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